Mail Stop 4561
via fax (925) 236-4321

November 13, 2008

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

      Re: **Sybase, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed on February 29, 2008
              File No. 001-16493

Dear Mr. Chen:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on February 29, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 47

1.   We note that during the quarter ending December 31, 2007, the Company reduced its estimate of foreign subsidiaries' earnings permanently reinvested due to possible share repurchases or acquisitions. Please tell us how you considered

including a discussion regarding management's change in its estimated U.S. cash needs and the reasons for such change in your liquidity discussion. In this regard, we note your disclosures on page 48 where you indicate that the Company expects to fund expenditures for future capital requirements, liquidity and strategic operating programs, stock repurchases and semi-annual interest payments from a combination of available cash balances and internally generated funds. It does not appear to be clear from these disclosures that a portion of these funds may come from the repatriation of foreign earnings that were previously considered permanently reinvested overseas. Also, please further explain how you determined that the Company's current cash and cash equivalents will not be sufficient to support your share repurchase program and potential acquisitions.

Contractual Obligations, page 50

2.   Tell us your consideration to disclose the Company's obligations for unrecognized tax benefits in your table of contractual obligations. We refer you to Item 303(A)(5) of Regulation S-K.

Note One: Summary of Significant Accounting Policies

Net Income Per Share, page 69

3.   We note that in fiscal 2007 and for each of the first three quarters in fiscal 2008, the computation of diluted earnings per share includes the dilutive effects of the Company's convertible subordinated debt due to the appreciation of the Company's stock price. We further note that such computation includes a comparison of the excess, if any, of the average price of the Company's common stock over the conversion price of the debt and that the average price is calculated in accordance with the terms of the debt agreement, which states that the debt becomes convertible if the Company's stock price exceeds 130% of the conversion price for 20 of the last 30 consecutive trading days during a quarter. Please explain further how these disclosures (included in your "net income per share" footnote) compare to "Convertible Subordinated Notes" footnote disclosures, included in each Form 10-Q for fiscal 2008, where you indicate that the stock price did not exceed 130% of the per share adjusted conversion price for the required specified time. Please provide your calculations to support the dilutive effect of the convertible subordinated debt for fiscal 2007 and for each quarter of fiscal 2008 and tell us how your calculations comply with the guidance in paragraphs 30 – 3 5 of SFAS 128.

Note Two: Financial Instruments

Cash, Cash Equivalents and Cash Investments, page 71

4.   We note that at September 30, 2008 the Company held $403.3 million of
        investments in mutual funds, which you classified as cash and cash equivalents.
        Revise to disclose the composition of your cash and cash equivalents and the
        amounts held in each type of instrument. Tell us how you considered the
        requirements of paragraph 15A of SFAS 107, as amended by paragraph 531(d) of
        SFAS 133, with regards to your investments in mutual funds. In this regard,
        considering the recent market events, tell us whether these funds have
        experienced any declines in fair value resulting from deterioration in the
        creditworthiness of their assets, general illiquidity conditions, or both and if so,
        tell us how you have accounted for such declines. Also, tell us whether any of
        these funds have imposed limits on redemptions and if so, tell us how the
        Company considered such limitations in accounting for these investments as cash
        and cash equivalents.

Note Seven: Stockholders' Equity

FFI Stock Option Plans, page 80

5.   We note that Company established the 2000 and 2001 FFI Stock Option Plans
        whereby you are authorized to grant options in FFI, a majority –owned subsidiary
        of the Company. We further note that since FFI is not a public company, the fair
        market value of the shares issued under these plans have been determined by the
        Company and supported by a valuation prepared by an independent valuation
        expert. Please explain further the nature and extent of the Company's reliance on
        the independent valuation specialist. If you choose to rely on an independent
        third party, you should identify the independent firm and include the expert's
        consent when the reference is included in a filing in the 1933 Act environment.
        In this regard, it appears that this Form 10-K may be incorporated by reference
        into your previously filed Forms S-8 and Forms S-3. Please tell us how you
        considered the guidance in Rule 436(b) of Regulation C and how you intend to
        comply with such guidance.

Note Eight: Income Taxes, page 87

6.   We note the Company's tax valuation allowance primarily relates to the deferred
        tax assets that the Company believes are "unlikely to be realized." Please confirm
        that the Company has reduced your deferred tax assets based on the weight of
        available evidence that it is more likely than not (a likelihood of more than 50

percent) that some portion of the deferred tax asset will not be realized pursuant to the guidance in paragraph 17(e) of SFAS 109. If true, please revise your disclosures to indicate as such.

7.   We also note from your disclosures on page 87 that the Company has generated pre-tax net income, from both your US and foreign operations, for each of the last three fiscal years. In addition, we note that the Company realized a portion of your valuation allowance during each of the last three fiscal years as you were able to utilize some of loss carryforwards and tax credits. Considering the significant pre-tax net income generated and the use of loss carryforwards for each of the last three fiscal years, tell us and disclose how the Company determined that it is more likely than not that some portion of your deferred tax assets will not be realized. In this regard, describe, in reasonable detail, the nature of the positive and negative evidence that you considered to assess the likelihood of realizing the deferred tax assets. Indicate how the positive and negative evidence was weighted. See paragraph 20 through 24 of SFAS 109. Indicate the amount of deferred tax assets that will impact your results of operations, and describe the circumstances and timing under which such amounts would be recognized.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant at (202) 551-3481 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief